APOLLO SENIOR FLOATING RATE FUND INC.

9 West 57th Street

New York, NY 10019

November 22, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Notice of Disclosure Filed in Exchange Act Quarterly Report under
Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012
and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Apollo Senior Floating Rate Fund Inc. has made disclosure pursuant to such provisions in its Quarterly Schedule of Portfolio Holdings of Registered Management Investment Company on Form N-Q for the quarter ended September 30, 2013, which was filed with the U.S. Securities and Exchange Commission on November 22, 2013. This disclosure can be found in the Form N-Q and is incorporated by reference herein. Apollo Senior Floating Rate Fund Inc. made such disclosure based on information provided by other companies that may be deemed to be under common control with Apollo Senior Floating Rate Fund Inc., and not because of any conduct by Apollo Senior Floating Rate Inc.

Very truly yours,

APOLLO SENIOR FLOATING RATE FUND INC.

By: /s/ Jodi Sarsfield
Name: Jodi Sarsfield
Title: Treasurer and Chief Financial Officer